GDH 粵海投資有限公司 GUANGDONG INVESTMENT LIMITED

EXEMPTION NO.
82-3772

Our Ref.: GDI/002/TH/2003

2nd January, 2003



VIA AIR MAIL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attn.: Special Counsel
Office of International Corporate Finance

Dear Sirs,

Re: Guangdong Investment Limited (the "Company")
File Number: 82-3772
Rule 12g3-2 exemption

We refer to the Rule 12g3-2 exemption which has been granted by the Securities and Exchange Commission to the Company and enclose the following public documents of the Company for your records:

1. Monthly Returns on Movement of Listed Equity Securities for the months ended 30th November, 2002;

2. Press announcements dated 27th November, 2002 and 5th December, 2002;

3. Teletext Statements dated 2nd December, 2002 and 4th December, 2002; and

4. 14 sets of Director's/Chief Executive's Notice from:-
   (1) Mr. Wu Jiesi dated 6th December, 2002;
   (2) Mr. Li Wenyue dated 6th December, 2002;
   (3) Mr. Zhang Hui dated 6th December, 2002
   (4) Mr. Zhang Yaping dated 6th December, 2002;
   (5) Mr. Li Kwok Po, David dated 6th December, 2002;
   (6) Mr. Chan Cho Chak, John dated 6th December, 2002;
   (7) Mr. Cheng Mo Chi, Moses dated 9th December, 2002;
   (8) Mr. Fung Daniel Richard dated 9th December, 2002;

dlw 1/14

...../P.2

香港干諾道中148號粵海投資大廈27-29樓
27-29/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong
電話 Tel: (852) 2860 4368 圖文傳真 Fax: (852) 2528 4386 國際網址 Internet: http://www.gdi.com.hk

Securities and Exchange Commission
2nd January, 2003

(9) Mr. Ye Xuquan dated 6th December, 2002;
(10) Mr. Li Wai Keung dated 6th December, 2002;
(11) Mr. Wang Man Kwan, Paul dated 6th December, 2002 and 16th December, 2002;
(12) Mr. Zhai Zhiming dated 9th December, 2002;
(13) Mr. Gu Shunan dated 6th December, 2002; and
(14) Ms. Wang Xiaofeng dated 6th December, 2002;

Yours faithfully,
For and on behalf of
GUANGDONG INVESTMENT LIMITED



Theresa L. Ho
Company Secretary

Encls.

FORM I

03 JAN 13 AM 8:32

Monthly Return On Movement of Listed Equity Securities
For the month ended 30 November 2002

To : E-business and Information Services Unit of The Stock Exchange of Hong Kong Limited

From : Guangdong Investment Limited
(Name of Company)

Tengis Limited, Share Registrar Tel No.: 28469997
(Name of Responsible Official)

Date : 23 December 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares : ✓
3. Other classes of shares : ☐ please specify : ______
4. Warrants : ☐ please specify : ______

(B) Movement in Authorised Share Capital :

	No. of Ordinary shares ("Ordinary")/ 3 ¾ per cent Redeemable Cumulative Convertible Preference shares("Preference")/ other classes of shares	Par Value	Authorised Share Capital
Balance at close of preceding month	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00
Increase / (Decrease) (EGM approval date : N/A)	Nil	Nil	Nil
Balance at close of the month :	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	5,145,282,672	85,949	N/A
Increase / (Decrease) during the month	Nil	Nil	N/A
Balance at close of the month :	5,145,282,672	85,949	N/A

...../2

(D) **Details of Movement**

*** please delete and insert "N/A" wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price:						
1. HK$2.892	5,750,000	Nil	Nil	3,000,000	2,750,000	
2. HK$3.024	2,950,000	Nil	Nil	100,000	2,850,000	
3. HK$0.5312	144,300,000	Nil	Nil	Nil	144,300,000	
4. HK$0.74	18,500,000	Nil	Nil	Nil	18,500,000	
5. HK$0.814	59,800,000	Nil	Nil	Nil	59,800,000	
6. HK$0.816	31,393,939	Nil	Nil	Nil	31,393,939	
~~WARRANTS~~* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$	N/A	N/A			N/A	
2. Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
3¾ per cent Redeemable Cumulative Convertible Preference Shares Convertible price: HK$3.7	85,949	N/A			85,949	
~~OTHER ISSUES OF SHARES*~~						
Rights Issue	Price :	Issue and allotment Date :			N/A	
Placing	Price :	Issue and allotment Date :			N/A	
Bonus Issue		Issue and allotment Date :			N/A	
Scrip Dividend		Issue and allotment Date :			N/A	
Repurchase of share		Cancellation Date :			N/A	
Redemption of share		Redemption Date :			N/A	
Consideration issue	Price :	Issue and allotment Date :			N/A	
Others (please specify)	Price :	Issue and allotment Date :			N/A	

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : Nil

Remarks : N/A

Authorised Signatory :
For and on behalf of
TENGIS LIMITED, Registrar for
Guangdong Investment Limited



Name : Allan Tong
Title : Director - Share Registration

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

The Standard

6th December, 2002



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(Incorporated in Hong Kong with limited liability)

CHANGE OF MANAGING DIRECTOR

Mr. Zhang Hui has been appointed Managing Director of the Company and Mr. Zhang Yaping ceases to act as Managing Director of the Company, both with effect from 5 December 2002.

The board of directors (the "Board") of Guangdong Investment Limited (the "Company") announces that Mr. Zhang Hui, a Director of the Company, has been appointed Managing Director of the Company with effect from 5 December 2002. Mr. Zhang Yaping ceases to act as Managing Director from that date but will remain on the Board as a Director.

By order of the Board
Li Wenyue
Chairman

Hong Kong, 5 December 2002

28th November, 2002



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(incorporated in Hong Kong with limited liability)

PROPOSED REFINANCING OF EXISTING DEBTS OF CERTAIN SUBSIDIARIES OF GDI

The Board of Directors of GDI is pleased to announce that WaterCo Holdings, an 82.42 per cent. owned subsidiary of GDI, and WaterCo, a 99 per cent. owned subsidiary of WaterCo Holdings, have today entered into a facility agreement with ICBC (Asia) and ICBC (Shenzhen) and other parties who are independent of and not connected with the directors, chief executive or substantial shareholders of GDI or its subsidiaries or their respective associates for the provision of HK$ secured term facilities of HK$12.8 billion and HK$2 billion respectively. The Facilities will enable WaterCo Holdings and WaterCo to refinance part of their existing debts. WaterCo is also separately contemplating possible amendments to some of the terms of its RMB-denominated loans incurred in relation to the Dongshen Water Supply Renovation Project.

The Board of Directors of GDI believes that the Refinancing will have a positive effect on the financial position, cashflow and earnings of the GDI Group as it will enable the GDI Group to significantly reduce its financing costs. The principal activities of GDI are investment holding and operations of core businesses comprising utilities, infrastructure, property and hotels, with particular emphasis on the first two.

The Refinancing is subject to the consent of certain creditors of WaterCo Holdings. Drawdowns under the Facilities will be subject to the satisfaction of conditions precedent set out in the Facility Agreement. There cannot be any assurance that the proposed Refinancing will proceed to drawdowns. A further announcement will be made if the Refinancing does not proceed to drawdowns.

Shareholders and potential investors are advised to exercise caution when dealing in the securities of GDI.

INTRODUCTION

The Board of Directors of GDI is pleased to announce that WaterCo Holdings, an 82.42 per cent. owned subsidiary of GDI, and WaterCo, a 99 per cent. owned subsidiary of WaterCo Holdings, have today entered into the Facility Agreement with ICBC (Asia) and ICBC (Shenzhen) and other parties who are independent of and not connected with the directors, chief executive or substantial shareholders of GDI or its subsidiaries or their respective associates for the provision of a HK$12.8 Billion Facility and a HK$2 Billion Facility. These Facilities will enable WaterCo Holdings and WaterCo to refinance part of their existing debts. WaterCo is also separately contemplating possible amendments to some of the terms of its RMB-denominated loans incurred in relation to the Dongshen Water Supply Renovation Project.

The Board of Directors of GDI believes that the Refinancing will have a positive effect on the financial position, cashflow and earnings of the GDI Group as it will enable the GDI Group to significantly reduce its financing costs. The principal activities of GDI are investment holding and operations of core businesses comprising utilities, infrastructure, property and hotels, with particular emphasis on the first two.

INDEBTEDNESS TO BE REFINANCED

WaterCo and WaterCo Holdings intend to refinance certain of their existing debts in the aggregate outstanding principal amount of approximately HK$13,950,135,000, comprising the Tranche A Credits and the Tranche B Credits in the aggregate amount of HK$10,030,135,000, the Notes of US$400,000,000 and the Senior Loan of HK$800,000,000. The rates of interest on the Tranche A Credits, the Tranche B Credits, the Notes and the Senior Loan for each relevant interest period are, respectively, 8 per cent. per annum, 8 per cent. per annum, 7 per cent. per annum and HIBOR plus 1.00 per cent. per annum. The scheduled final maturities of the Tranche A Credits, the Tranche B Credits, the Notes and the Senior Loan are 2010, 2010, 2008 and 2005, respectively. WaterCo Holdings also has in place a currency hedging arrangement in relation to the Notes.

THE REFINANCING

The Facilities will enable WaterCo Holdings and WaterCo to (a) refinance at lower costs all of the Tranche A Credits, all of the Notes and part of the Tranche B Credits, (b) extend the final maturity of the Senior Loan, (c) finance the purchase in the secondary market of Tranche B Credits that remain outstanding after the Refinancing, (d) finance the costs of the termination or modification of its existing currency hedging arrangement and the entering into of certain permitted hedging transactions and (e) pay for all the incidental costs incurred in connection with the Refinancing. The Refinancing will be effected by one or more drawdowns under the Facilities.

THE FACILITIES

The final maturity date of the HK$12.8 Billion Facility will be 10 years from the date of the Facility Agreement. The rate of interest of the HK$12.8 Billion Facility will be HIBOR plus 1.339 per cent. per annum. The borrower under the HK$12.8 Billion Facility is WaterCo Holdings.

The HK$2 Billion Facility will be for 15 years with a repayment schedule starting from the year 2013. Under this facility, the rate of interest for an amount up to HK$800,000,000 will be HIBOR plus 1.00 per cent. per annum and the rate of interest of the rest of the facility amount will be HIBOR plus 1.40 per cent. per annum. The borrower under the HK$2 Billion Facility is WaterCo.

The Facilities will be secured by security given in relation to certain existing financial obligations of WaterCo Holdings (comprising mainly of charges of water sale revenue) and the HK$12.8 Billion Facility will be irrevocably and unconditionally guaranteed by WaterCo.

CONDITIONS PRECEDENT

The Refinancing is subject to the consent of a specified percentage of the holders of the Tranche B Credits pursuant to the Credit Agreement. WaterCo Holdings intends to put a formal proposal pursuant to the Credit Agreement to all holders of the Tranche B Credits for amending the Credit Agreement to, inter alia, enable WaterCo Holdings to prepay on a specified date any holder of the Tranche B Credits who has agreed to be repaid. The Refinancing (and the Facilities) may only proceed if the proposal is approved by a specified percentage of holders of the Tranche B Credits calculated in accordance with the Credit Agreement. The Refinancing does not require consent of the holders of the Tranche A Credits, the Notes and the Senior Loan as their terms expressly permit prepayment subject to the giving of requisite notices.

Drawdowns under the Facilities will be subject to satisfaction of conditions precedent set out in the Facility Agreement. There cannot be any assurance that the Refinancing will proceed to drawdowns. A further announcement will be made if the Refinancing does not proceed to drawdowns.

Shareholders and potential investors are advised to exercise caution when dealing in the securities of GDI.

DEFINITIONS

The terms used in this announcement shall have the following meanings:

"Credit Agreement"	The Credit Agreement dated 21 December 2000 between WaterCo Holdings as borrower, WaterCo as guarantor, Standard Chartered Bank as facility agent and security trustee, the lenders and other parties named therein in relation to the Tranche A Credits and the Tranche B Credits.
"Facilities"	The HK$12.8 Billion Facility and the HK$2 Billion Facility.
"Facility Agreement"	The HK$14,800,000,000 term loan facility agreement dated 27 November 2002 between WaterCo Holdings, WaterCo, ICBC (Asia), ICBC (Shenzhen) and the other parties named therein.
"GDI"	Guangdong Investment Limited.
"GDI Group"	GDI and its subsidiaries.
"HIBOR"	Hong Kong Interbank Offered Rate.
"HK$12.8 Billion Facility"	The HK$12,800,000,000 loan facility made available to WaterCo Holdings pursuant to the Facility Agreement.
"HK$2 Billion Facility"	The HK$2,000,000,000 loan facility made available to WaterCo pursuant to the Facility Agreement.
"ICBC (Asia)"	Industrial and Commercial Bank of China (Asia) Limited.
"ICBC (Shenzhen)"	Industrial and Commercial Bank of China, Shenzhen Branch.
"Notes"	The US$400,000,000 7 per cent. Notes due 2008 of WaterCo Holdings.
"Refinancing"	The proposed refinancing of part of the existing debts of WaterCo Holdings and WaterCo following one or more drawdowns under the Facilities.
"Senior Loan"	Indebtedness of HK$800,000,000 incurred by WaterCo under the Facility Agreement dated 20 December 2000 between WaterCo, ICEA Capital Limited as senior facility agent, Standard Chartered Bank as security trustee and the financial institutions named in the agreement.
"Tranche A Credits"	HK$4,581,835,000 of Tranche A Credits currently outstanding under the Credit Agreement.
"Tranche B Credits"	HK$5,448,300,000 of Tranche B Credits currently outstanding under the Credit Agreement.
"WaterCo"	廣東粵港供水有限公司 (Guangdong Yue Gang Water Supply Company Limited), in which WaterCo Holdings currently holds directly a 99 per cent. equity interest.
"WaterCo Holdings"	GH Water Supply (Holdings) Limited in which GDI currently holds directly an 82.42 per cent. equity interest.

By order of the Board
Li Wenyue
Chairman

Hong Kong, 27 November 2002

GUANGDONG INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)

Teletext Statement

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the increases in the price and the trading volume of the ordinary shares of the Company today and wish to state that save for the transaction announced in the Company's announcement dated 27 November 2002 (the "Announcement"), we are not aware of any other reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature, save as already announced in the Announcement.

Made by order of the Board of Guangdong Investment Limited, the directors of which (other than Mr Fung Daniel, R. who cannot be contacted prior to the release of this statement) individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board
Li Wenyue
Chairman



Hong Kong, 2 December 2002

GUANGDONG INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)

Teletext Statement

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the increase in the price of the ordinary shares of the Company today and wish to state that save for the transaction announced in the Company's announcement dated 27 November 2002 (the "Announcement"), we are not aware of any other reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature, save as already announced in the Announcement.

Made by order of the Board of Guangdong Investment Limited, the directors of which (other than Messrs. Wu Jiesi and Fung, Daniel R. who cannot be contacted prior to the release of this statement) individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board
Li Wenyue
Chairman



Hong Kong, 4 December 2002

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Wu Jiesi HKID/~~Passport~~ No. P942529(6) CONTACT PHONE NO. 2852 9366

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ N/A

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsistling at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
N/A				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet II insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : 
Wu Jiesi

Date : 0 6 DEC 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

WU JIESI

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	12,000,000	01.11.2001	Commencing on 02.05.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.5312	Nil
Guangdong Investment Limited	Ordinary Share	9,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil



Signature : Wu Jiesi

Date : 0 6 DEC 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

WU JIESI

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	6,000,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00

Signature : 

Wu Jiesi

Date : 06 DEC 2002

Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) *Identification of listed company of which person making disclosure is a director or chief executive.*
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) *Identification of director or chief executive who is making disclosure.*
NAME (Surname first) Li Wenyue HKID/Passport No. P965476(7) CONTACT PHONE NO. 2860 4450

(4) *I have or have ceased to have a notifiable interest* (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY [ ] MONTH [N/A] YEAR [ ]

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☒ N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsistling at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Guangdong Brewery Holdings Limited	Ordinary Share	400,000 *	400,000 *	N/A	N/A	N/A	N/A
				☐	☐	/ /	
				☐	☐	/ /	

* Ordinary shares held by my spouse Ms. TU Bai Yang.

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet II insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : [signature]
Li Wenyue

Date : 06 DEC 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

LI WENYUE

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	12,000,000	10.08.2001	Commencing on 11.02.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.5312	Nil
Guangdong Investment Limited	Ordinary Share	9,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil



Signature : Li Wenyue

Date : 0 6 DEC 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

LI WENYUE

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	6,000,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00

Signature : 
Li Wenyue

Date : 0 6 DEC 2002
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Zhang Hui H.K.& Macau Re-entry Permit/ ~~HKID/Passport~~ No. W01156069 CONTACT PHONE NO. 2860 4434

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ N/A ☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
NIL				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS				
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet II insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : 
Zhang Hui

Date : 6 / 4 / 04
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

ZHANG HUI

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	5,000,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00

Signature : 
Zhang Hui

Date : 6 Day 12 Month 04 Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) *Identification of listed company of which person making disclosure is a director or chief executive.*
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) *Identification of director or chief executive who is making disclosure.*
NAME (Surname first) Zhang Yaping HKID/~~Passport~~ No. P006038(4) CONTACT PHONE NO. 2860 4438

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR
N/A

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ N/A

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐	/ /	
N/A				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct

Signature: 

Zhang Yuping

Date: 0 6 DEC 2002

Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

ZHANG YAPING

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	12,000,000	10.08.2001	Commencing on 11.02.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.5312	Nil
Guangdong Investment Limited	Ordinary Share	9,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil



Signature: Zhang Yaping

Date: 06 DEC 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

ZHANG YAPING

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	6,000,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00



Signature : Zhang Yaping

Date : 06 DEC 2002
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Li Kwok Po, David HKID/Passport No. A982004(6) CONTACT PHONE NO. 2842 3206

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)). 1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Guangnan (Holdings) Limited	Ordinary Share	150,000	150,000	N/A	N/A	N/A	N/A
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Per attached "SCHEDULE A"			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: 

Li Kwok Po, David

Date: -6 DEC 2002

Day Month Year

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE **SCHEDULE A**

RE: GUANGDONG INVESTMENT LIMITED

LI KWOK PO, DAVID

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	01.11.2001	Commencing on 02.05.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.74	Nil
Guangdong Investment Limited	Ordinary Share	1,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil



Signature: Li Kwok Po, David

Date: - 6 DEC 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

LI KWOK PO, DAVID

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00



Signature: Li Kwok Po, David

Date: - 6 DEC 2002
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME: Guangdong Investment Limited — STOCK CODE: 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first): Chan Cho Chak, John — HKID/Passport No.: A190332(5) — CONTACT PHONE NO.: 2786 8812

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. — ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is 'No', you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. — DAY: ☐ MONTH: N/A YEAR: ☐

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)). — 1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
NIL				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]
Chan Cho Chak, John

Date: 6 (Day) 12 (Month) 02 (Year)

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

CHAN CHO CHAK, JOHN

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	01.11.2001	Commencing on 02.05.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.74	Nil
Guangdong Investment Limited	Ordinary Share	1,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil



Signature: ______________________

Chan Cho Chak, John

Date: 6 / 12 / 02
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

CHAN CHO CHAK, JOHN

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00

Signature : 

Chan Cho Chak, John

Date : 6 12 02
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Cheng Mo Chi, Moses HKID/Passport No. A904739(8) CONTACT PHONE NO. 2533 7755

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. N/A

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)). 1☐ 2☐ 3 N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
NIL				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname First for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]
Cheng Mo Chi, Moses

Date: 09 DEC 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

CHENG MO CHI, MOSES

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	01.11.2001	Commencing on 02.05.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.74	Nil
Guangdong Investment Limited	Ordinary Share	1,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : 

Cheng Mo Chi, Moses

Date : 9 DEC 2002

Day Month Year

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

CHENG MO CHI, MOSES

(II) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00

Signature : 
Cheng Mo Chi, Moses

Date : 0 9 DEC 2002
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) FUNG Daniel Richard HKID/~~Passport~~ No. E498456(4) CONTACT PHONE NO. 2524 2222

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR: N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ N/A

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
				☐	☐	/ /	
NIL				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
			/ /			
Per attached "SCHEDULE A"			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : ______________
FUNG Daniel Richard

Date : 09 DEC 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

FUNG DANIEL RICHARD

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	01.11.2001	Commencing on 02.05.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.74	Nil
Guangdong Investment Limited	Ordinary Share	1,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : 
FUNG Daniel Richard

Date : 09 DEC 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

FUNG DANIEL RICHARD

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00

Signature : 

FUNG Daniel Richard

Date : 09 DEC 2002
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Ye Xuquan HKID/~~Passport~~ No. R004702(2) CONTACT PHONE NO. 2852 9928

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Guangnan (Holdings) Limited	Ordinary Share	55,000,000	55,000,000	N/A	N/A	N/A	N/A
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature] Ye Xuquan

Date: 6 / 12 / 2002 (Day Month Year)

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

YE XUQUAN

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	12,000,000	10.08.2001	Commencing on 11.02.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.5312	Nil
Guangdong Investment Limited	Ordinary Share	9,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : 
Ye Xuquan

Date : 6 (Day) 12 (Month) 2002 (Year)

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

YE XUQUAN

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	6,000,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00

Signature : 
Ye Xuquan

Date : 6 (Day) 12 (Month) 2002 (Year)

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Li Wai Keung HKID/~~Passport~~ No. E955031(7) CONTACT PHONE NO. 2852 9837

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ N/A

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsistling at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
NIL				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet II insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : 
Li Wai Keung

Date : 06 DEC 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

LI WAI KEUNG

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,500,000	01.11.2001	Commencing on 02.05.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.74	Nil
Guangdong Investment Limited	Ordinary Share	1,500,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : 

Li Wai Keung

Date : 06 DEC 2002

Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

LI WAI KEUNG

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,500,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00



Signature : Li Wai Keung

Date : 0 6 DEC 2002
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) WANG Man Kwan, Paul HKID/~~Passport~~ No. E765340(2) CONTACT PHONE NO. 2860 4368

(4) I have or have ceased to have a *notifiable interest* (*i.e.* 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR — N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ N/A

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsistling at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
NIL				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet II insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : 

WANG Man Kwan, Paul

Date : 0 6 DEC 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

WANG MAN KWAN, PAUL

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,500,000	10.08.2001	Commencing on 11.02.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.5312	Nil
Guangdong Investment Limited	Ordinary Share	1,500,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil



Signature : Wang Man Kwan, Paul

Date : 0 9 DEC 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

WANG MAN KWAN, PAUL

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,500,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00

Signature : 

Wang Man Kwan, Paul

Date : 0 6 DEC 2002
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) WANG Man Kwan, Paul HKID/~~Passport~~ No. E765340(2) CONTACT PHONE NO. 2860 4368

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ N/A

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsistling at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
Guangdong Investment Limited	Ordinary Share	0	500,000 (Note)	☐	☐	12/12/2002	HK$0.5312
				☐	☐	/ /	

(Note: Following exercise of share options on 12.12. 2002)

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
Guangdong Investment Limited	Ordinary Share	500,000	WANG Man Kwan, Paul	
			(Being share options exercise on 12.12.2002 (The share options	HK$265,600
			were granted on 10.08.2001 at unit price of HK$0.5312))	

(Please continue on separate sheet II insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : 
WANG Man Kwan, Paul

Date : 16 12 02
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

WANG MAN KWAN, PAUL

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000***	10.08.2001	Commencing on 11.02.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.5312	Nil
Guangdong Investment Limited	Ordinary Share	1,500,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

***Exercise the right to acquire 500,000 shares on 12.12.2002



Signature : WANG Man Kwan, Paul

Date : 16 Day 12 Month 02 Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

WANG MAN KWAN, PAUL

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,500,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00

Signature : 

WANG Man Kwan, Paul

Date : 16 12 02
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Zhai Zhiming HKID/~~Passport~~ No. R023093(5) CONTACT PHONE NO. 2852 9830

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
NIL				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet II insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : Zhai Zhiming

Date : 0 9 DEC 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

ZHAI ZHIMING

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil
Guangdong Investment Limited	Ordinary Share	1,000,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00



Signature : Zhai Zhiming

Date : 09 DEC 2002
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME: Guangdong Investment Limited   STOCK CODE: 270

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first): Gu Shunan   HKID/~~Passport~~ No.: P797476(4)   CONTACT PHONE NO.: 2852 9225

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2.   ~~Yes~~ / No *   (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.   DAY [ ] MONTH [N/A] YEAR [ ]

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)].   1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsistling at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Guangdong Investment Limited	Ordinary Share	76,000	76,000	N☐A	N☐A	N/A	N/A
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet II insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : Gu Shunan

Date : 06 DEC 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

GU SHUNAN

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	01.11.2001	Commencing on 02.05.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.74	Nil
Guangdong Investment Limited	Ordinary Share	1,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : 

Gu Shunan

Date : 0 6 DEC 2002
Day Month Year

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

GU SHUNAN

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00



Signature : Gu Shunan

Date : 0 5 DEC 2002
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Wang Xiaofeng HKID/~~Passport~~ No. R093297(2) CONTACT PHONE NO. 2852 9972

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3 N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
NIL				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet II insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : 
Wang Xiaofeng

Date : 06 DEC 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

WANG XIAOFENG

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil
Guangdong Investment Limited	Ordinary Share	1,000,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00

Signature : 
Wang Xiaofeng

Date : 0 6 DEC 2002
Day Month Year